(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 000-25349

For Period Ended: August 31, 2004
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

HOOKER FURNITURE CORPORATION

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Full Name of Registrant

NA

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Former Name if Applicable

440 EAST COMMONWEALTH BOULEVARD

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Address of Principal Executive Office (Street and Number)

MARTINSVILLE, VA 24112

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City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Developments that occurred during the two weeks ended Friday, October 8, 2004, affected the amount of the restructuring and related asset impairment charge to be recorded in connection with the previously announced closing of Hooker Furniture Corporation’s Maiden, N.C. manufacturing facility scheduled for late October 2004 (see the Company’s Form 8-K filed August 19, 2004). As a result, the Company did not announce its results of operations for its third quarter ended August 31, 2004 until October 12, 2004. See the Company’s Form 8-K filed October 14, 2004.

The Company expects that the results of operations and financial condition that it will report in its third quarter 2004 Form 10Q will be the same as reported in the Form 8-K, but additional time is required to permit the Company’s management, audit committee and independent accountants to perform their customary review of the Form 10-Q for the 2004 third quarter. As a result, the Company could not file its Form 10-Q within the prescribed time period without unreasonable effort or expense.

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PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

R. Gary Armbrister, Chief Accounting Officer ____________________________________ (Name)	(276) 632-0459 _________________________________ (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income for the Company’s third quarter ended August 31, 2004, as reported in the Form 8-K filed October 14, 2004 (which is incorporated herein by reference), was $3.2 million, or $0.27 per share, compared to $3.5 million, or $0.31 per share, in the 2003 quarterly period. The Company’s earnings for the 2004 third quarter, were affected by a $2.0 million pretax ($1.2 million after tax, or $0.10 per share) restructuring and related asset impairment charge principally related to the previously announced closing of the Company’s Maiden, N.C. wood furniture manufacturing facility, scheduled for late October 2004.

Hooker Furniture Corporation

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             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 15, 2004	By	/s/ R. Gary Armbrister
Chief Accounting Officer

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